06018076

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

FILE NO. 82- 02971

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 11/3/06

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Hong Kong Stock Code: 0017)

RECEIVED 2006 NOV -1 P 12:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual Results Announcement 2005/2006

AR/S 6-30-06

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30 June 2006 as follows:

CONSOLIDATED INCOME STATEMENT

	Note	For the year ended 30 June 2006 HK$m	Restated 2005 HK$m
Turnover	2	23,910.2	19,539.2
Cost of sales		(17,708.2)	(14,559.5)
Gross profit		6,202.0	4,979.7
Other income		35.5	32.7
Other (charge)/gains	3	(1,763.9)	1,823.1
Selling and marketing expenses		(519.4)	(463.7)
Administrative expenses		(1,065.9)	(934.3)
Other operating expenses		(2,564.7)	(2,214.2)
Fair value changes on investment properties		1,462.9	–
Operating profit before financing costs and income		1,786.5	3,223.3
Financing costs		(1,115.0)	(707.3)
Financing income		541.2	368.8
Operating profit	4	1,212.7	2,884.8
Share of results of			
Associated companies		656.8	402.8
Jointly controlled entities		1,636.2	1,229.0
Profit before taxation		3,505.7	4,516.6
Taxation	5	(892.6)	(515.3)
Profit for the year		2,613.1	4,001.3

	Note		
Attributable to:			
Shareholders of the Company		1,059.8	2,702.7
Minority interests		1,553.3	1,298.6
		2,613.1	4,001.3
Dividends		1,205.9	1,045.0
Earnings per share	6		
Basic and diluted		HK$0.30	HK$0.78

CONSOLIDATED BALANCE SHEET

		As at 30 June	
	Note	2006 HK$m	Restated 2005 HK$m
ASSETS			
Non-current assets			
Investment properties		23,145.2	18,984.8
Property, plant and equipment		5,708.2	7,601.3
Leasehold land and land use rights		2,480.2	2,756.9
Intangible assets		258.1	110.2
Interests in associated companies		9,384.7	6,349.4
Interests in jointly controlled entities		23,341.7	22,479.9
Available-for-sale financial assets		3,061.7	–
Held-to-maturity investments		31.1	–
Other investments		–	3,329.6
Properties held for development		7,292.7	7,549.9
Deferred tax assets		106.6	290.1
Other non-current assets		1,681.3	1,826.4
		76,491.5	71,278.5
Current assets			
Properties under development		13,884.9	12,533.1
Properties held for sale		4,867.5	4,912.9
Stocks		239.3	287.8
Current portion of other non-current assets		349.2	2,475.5
Other loans receivable		554.5	551.7
Financial assets at fair value through profit or loss		29.5	–
Debtors and prepayments	7	10,511.8	8,262.2
Restricted bank balances		627.5	1,079.6
Cash and cash equivalents		6,308.5	10,286.3
Amounts due from customers for contract works		296.4	297.6
		37,669.1	40,686.7
Total assets		114,160.6	111,965.2

CONSOLIDATED BALANCE SHEET

	Note	As at 30 June 2006 HK$m	Restated 2005 HK$m
EQUITY			
Share capital		3,639.1	3,491.6
Reserves		48,903.6	46,710.2
Proposed final dividend		732.8	698.3
Shareholders' funds		53,275.5	50,900.1
Minority interests		16,089.0	14,859.2
Total equity		69,364.5	65,759.3
LIABILITIES			
Non-current liabilities			
Long term borrowings		15,372.8	12,453.9
Deferred tax liabilities		3,745.6	3,377.0
Other non-current liabilities		347.2	488.8
		19,465.6	16,319.7
Current liabilities			
Creditors and accrued charges	8	14,201.2	13,064.0
Deposits received on sale of properties		700.0	226.6
Current portion of long term borrowings		6,794.5	11,718.5
Other borrowings		2,322.0	3,677.5
Current income tax liabilities		857.1	862.2
Amounts due to customers for contract works		450.1	337.4
Derivative financial instruments		5.6	-
		25,330.5	29,886.2
Total liabilities		44,796.1	46,205.9
Total equity and liabilities		114,160.6	111,965.2
Net current assets		12,338.6	10,800.5
Total assets less current liabilities		88,830.1	82,079.0

Notes:

1. Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements are prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and available-for-sale financial assets which are carried at fair value .

(a) The adoption of new/revised HKFRS

For the year ended 30 June 2005, the Group early adopted HKFRS 3 "Business combinations", Hong Kong Accounting Standard ("HKAS") 36 "Impairment of assets" and HKAS 38 "Intangible assets". With effect from 1 July 2005, the Group adopted all the remaining new and revised HKFRS that are currently in issue and effective for the accounting periods commencing on or after 1 January 2005 and also early adopted the amendment to HKAS 21 "The effects of changes in foreign exchange rates – Net investment in a foreign operation" which is effective for the accounting periods commencing on or after 1 January 2006.

The following is a summary of the material changes in the principal accounting policies or presentation of financial statements as a result of the adoption of these new or revised HKFRS.

(i) HKAS 1 Presentation of financial statements

The adoption of HKAS 1 has affected the presentation of minority interests, share of net after-tax results of jointly controlled entities and associated companies and other disclosures.

(ii) HKAS 17 Leases

The adoption of HKAS 17 has resulted in change in accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement.

In respect of property held for/under development, the amortisation of leasehold land and land use rights is included as part of the costs of the property under development in the course of property development. In all other cases, the amortisation charge is recognised in the income statement.

In previous years, leasehold land and land use rights were accounted for at cost or fair value less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

(iii) HKAS 32 Financial instruments: Disclosures and presentation and HKAS 39 Financial instruments: Recognition and measurement

The adoption of HKAS 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis.

In previous years, the Group classified its long term investments, other than subsidiaries, associated companies and jointly controlled entities under other investments. Other investments held for non-trading purpose were stated at fair value at the balance sheet date. Changes in fair value of individual investment were dealt with as a movement in the investment revaluation reserve until the investment was sold or determined to be impaired in value. Upon disposal, the gain or loss representing the difference between net sales proceeds and the carrying amount of the relevant investment, together with any surplus or deficit transferred from the investment revaluation reserve, was dealt with in the income statement.

The Group is required to split the carrying value of its convertible bond into equity and liability components in accordance with HKAS 32. The liability component is initially recognised at its fair value which is determined by using a market interest rate for an equivalent non-convertible bond and subsequently carried at amortised cost until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognised and included in shareholders' equity as reserve net of income tax effects. The notional interest expense calculated is charged to the income statement. This change in accounting policy has been applied retrospectively.

(iv) HKAS 40 Investment properties

The adoption of revised HKAS 40 has resulted in a change in accounting policy of which the changes in fair value of investment properties are recognised in the income statement. In previous years, increases in valuation of investment properties were credited to the property revaluation reserve; decreases were first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the income statement.

The Group has applied the relevant transitional provisions under HKAS 40 and elected to apply HKAS 40 from 1 July 2005 onwards. As a result, property revaluation reserve as at 1 July 2005 of HK$11,791.6 million has been transferred to the retained profits. Comparative information has not been restated.

In addition, HKAS 40 has removed the 15% benchmark for determining the significance of the portion of property held for own use. Accordingly, the property held for own use, previously recognised as investment properties, has been reclassified as property, plant and equipment and leasehold land and land use rights under HKAS 16 "Property, plant and equipment" and HKAS 17 "Leases" respectively. This change in accounting policy has been applied retrospectively.

(v) HK-Int 2 The appropriate accounting policies for hotel properties

Hong Kong Interpretation 2 requires owner-operated hotel properties to be classified as property, plant and equipment in accordance with HKAS 16. The Group has adopted the cost model and the change in accounting policy has been applied retrospectively. The land portion is accounted for in accordance with HKAS 17.

In previous years, hotel properties were stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation was provided on hotel properties held on leases of more than 20 years. Increases in valuation of hotel properties were credited to the property revaluation reserve; decreases were first set off against earlier revaluation surpluses and thereafter charged to the income statement.

(vi) HK (SIC)-Int 21 Income taxes – Recovery of revalued non-depreciated assets

The adoption of Hong Kong (SIC) Interpretation 21 has resulted in a change in accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from the recovery of the carrying amount of that asset through use. In previous years, the carrying amount of that asset was expected to be recovered through sale.

(vii) HKFRS 2 Share-based payments

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 30 June 2005, the provision of share options to employees did not result in an expense in the income statement. Effective on 1 July 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options which were granted after 7 November 2002 and had not yet vested on 1 July 2005 was expensed retrospectively in the income statement of the respective periods.

(b) Change in accounting policy

In prior years, when handset and mobile subscription services were sold at a package with handset subsidies offered to customers, consideration would be allocated to handset sales and mobile subscription service using the relative fair value model. Accordingly, the portion allocated to handset sales was recognised as sales upon delivery of goods, and the remaining amount allocated to mobile subscription services was amortised on a straight line basis over the contract period. Handset subsidies were capitalised and amortised on a straight-line basis over the same contract period.

During the year, the Group changed its accounting policy to expense handset subsidies as incurred. The directors consider that the new accounting policy involves less subjective judgement and estimates. The change in accounting policy has been applied retrospectively.

(c) Increase/(decrease) on the consolidated profit for the year ended 30 June 2006 on the adoption of HKFRS and change in accounting policy

	HKAS 1 HK$m	HKAS 17 HK$m	HKAS 40 and HK (SIC)-Int 21 HK$m	HK-Int 2 HK$m	HKAS 32 HK$m	HKFRS 2 HK$m	Change in accounting policy for handset subsidies HK$m	Total HK$m
Turnover	-	-	-	-	-	-	3.3	3.3
Cost of sales	-	3.7	-	-	-	-	(16.5)	(12.8)
Gross profit	-	3.7	-	-	-	-	(13.2)	(9.5)
Other (charge)/gains	-	3.9	-	-	43.7	-	101.3	148.9
Administrative expenses	-	-	-	-	-	(5.9)	-	(5.9)
Other operating expenses	-	(101.7)	(44.5)	(91.7)	-	-	-	(237.9)
Fair value changes on investment properties	-	-	1,462.9	-	-	-	-	1,462.9
Operating profit before financing costs and income	-	(94.1)	1,418.4	(91.7)	43.7	(5.9)	88.1	1,358.5
Financing costs	-	-	-	-	(19.1)	-	-	(19.1)
Financing income	-	-	-	-	1.6	-	-	1.6
Operating profit	-	(94.1)	1,418.4	(91.7)	26.2	(5.9)	88.1	1,341.0
Share of results of								
Associated companies	(155.9)	(3.8)	83.1	(5.1)	0.2	-	-	(81.5)
Jointly controlled entities	(341.4)	(0.5)	82.5	(8.5)	-	-	-	(267.9)
Profit before taxation	(497.3)	(98.4)	1,584.0	(105.3)	26.4	(5.9)	88.1	991.6
Taxation	497.3	4.4	(246.5)	25.7	(6.9)	-	-	274.0
Profit for the year	-	(94.0)	1,337.5	(79.6)	19.5	(5.9)	88.1	1,265.6
Attributable to:								
Shareholders of the Company	-	(96.2)	1,218.4	(36.3)	31.1	(3.9)	51.1	1,164.2
Minority interests	-	2.2	119.1	(43.3)	(11.6)	(2.0)	37.0	101.4
	-	(94.0)	1,337.5	(79.6)	19.5	(5.9)	88.1	1,265.6
Earnings per share								
Basic and diluted (HK$)	-	(0.03)	0.34	(0.01)	0.01	-	0.01	0.32

Increase/(decrease) on the consolidated profit for the year ended 30 June 2005 on the adoption of HKFRS and change in accounting policy

	HKAS 1 HK$m	HKAS 17 HK$m	HKAS 40 HK$m	HK-Int 2 HK$m	HKAS 32 HK$m	HKFRS 2 HK$m	Change in accounting policy for handset subsidies HK$m	Total HK$m
Turnover	-	-	-	-	-	-	(41.9)	(41.9)
Cost of sales	-	6.2	-	-	-	-	(25.5)	(19.3)
Gross profit	-	6.2	-	-	-	-	(67.4)	(61.2)
Administrative expenses	-	-	-	-	-	(13.8)	-	(13.8)
Other operating expenses	-	(66.8)	(65.8)	(104.4)	-	-	-	(237.0)
Operating profit before financing costs and income	-	(60.6)	(65.8)	(104.4)	-	(13.8)	(67.4)	(312.0)
Financing costs	-	-	-	-	(43.0)	-	-	(43.0)
Operating profit	-	(60.6)	(65.8)	(104.4)	(43.0)	(13.8)	(67.4)	(355.0)
Share of results of								
Associated companies	(121.1)	(3.2)	(0.2)	(6.4)	-	-	-	(130.9)
Jointly controlled entities	(243.0)	(2.0)	(0.8)	(17.2)	-	-	-	(263.0)
Profit before taxation	(364.1)	(65.8)	(66.8)	(128.0)	(43.0)	(13.8)	(67.4)	(748.9)
Taxation	364.1	7.4	-	6.2	4.6	-	-	382.3
Profit for the year	-	(58.4)	(66.8)	(121.8)	(38.4)	(13.8)	(67.4)	(366.6)
Attributable to:								
Shareholders of the Company	-	(58.9)	(65.9)	(73.5)	(30.5)	(7.8)	(48.8)	(285.4)
Minority interests	-	0.5	(0.9)	(48.3)	(7.9)	(6.0)	(18.6)	(81.2)
	-	(58.4)	(66.8)	(121.8)	(38.4)	(13.8)	(67.4)	(366.6)
Earnings per share								
Basic and diluted (HK$)	-	(0.02)	(0.02)	(0.02)	(0.01)	-	(0.01)	(0.08)

(d) Increase/(decrease) on the consolidated balance sheet as at 30 June 2006 on the adoption of HKFRS and change in accounting policy

	HKAS 17 HK$m	HKAS 32 HK$m	HKAS 40 HK$m	HK-Int 2 HK$m	HK (SIC)-Int 21 HK$m	Change in accounting policy for handset subsidies HK$m	Total HK$m
Investment properties	-	-	(1,445.9)	-	-	-	(1,445.9)
Property, plant and equipment	(2,108.8)	-	67.6	(8,391.7)	-	-	(10,432.9)
Leasehold land and land use rights	1,293.9	-	486.5	699.8	-	-	2,480.2
Properties held for/under development	(1,223.9)	-	-	-	-	-	(1,223.9)
Interests in associated companies	(33.4)	-	(0.8)	(21.0)	(93.2)	(31.2)	(179.6)
Interests in jointly controlled entities	(14.4)	(0.9)	(7.3)	(102.5)	-	-	(125.1)
Deferred tax assets	13.5	-	-	18.3	-	-	31.8
Properties held for sale	(76.6)	-	-	-	-	-	(76.6)
Debtors and prepayments	-	(22.4)	-	-	-	-	(22.4)
	(2,149.7)	(23.3)	(899.9)	(7,797.1)	(93.2)	(31.2)	(10,994.4)
Long term borrowings	-	(55.9)	-	-	-	-	(55.9)
Deferred tax liabilities	(7.6)	8.3	-	(199.9)	2,545.7	-	2,346.5
	(7.6)	(47.6)	-	(199.9)	2,545.7	-	2,290.6
Net assets	(2,142.1)	24.3	(899.9)	(7,597.2)	(2,638.9)	(31.2)	(13,285.0)
Shareholders' funds	(2,100.9)	(3.6)	(883.8)	(5,618.2)	(2,537.4)	(18.1)	(11,162.0)
Minority interests	(41.2)	27.9	(16.1)	(1,979.0)	(101.5)	(13.1)	(2,123.0)
Total equity	(2,142.1)	24.3	(899.9)	(7,597.2)	(2,638.9)	(31.2)	(13,285.0)

Increase/(decrease) on the consolidated balance sheet as at 30 June 2005 and 1 July 2005 on the adoption of HKFRS and change in accounting policy

	HKAS 17 HK$m	HKAS 32 HK$m	HKAS 40 HK$m	HK-Int 2 HK$m	HK (SIC)-Int 21 HK$m	Change in accounting policy for handset subsidies HK$m	Total HK$m	Opening adjustments as at 1 July 2005 HKAS 40 HK$m	HKAS 39 HK$m	Total HK$m
Investment properties	-	-	(1,838.4)	-	-	-	(1,838.4)	1,310.9	-	(527.5)
Property, plant and equipment	(2,015.6)	-	214.2	(8,238.1)	-	-	(10,039.5)	-	136.8	(9,902.7)
Leasehold land and land use rights	1,311.4	-	737.5	708.0	-	-	2,756.9	-	-	2,756.9
Properties held for/under development	(1,139.4)	-	-	-	-	-	(1,139.4)	-	-	(1,139.4)
Interests in associated companies	(28.3)	-	(0.7)	(15.9)	(93.2)	-	(138.1)	-	-	(138.1)
Interests in jointly controlled entities	(13.9)	-	(6.7)	(94.0)	-	-	(114.6)	-	(1.2)	(115.8)
Deferred tax assets	6.9	-	-	19.0	-	-	25.9	-	-	25.9
Other non-current assets	-	-	-	-	-	-	-	-	23.5	23.5
Available-for-sale financial assets	-	-	-	-	-	-	-	-	906.8	906.8
Properties held for sale	(78.4)	-	-	-	-	-	(78.4)	-	-	(78.4)
Other investments	-	-	-	-	-	-	-	(1,109.0)	(794.3)	(1,903.3)
Held-to-maturity investments	-	-	-	-	-	-	-	-	33.1	33.1
Derivative financial assets	-	-	-	-	-	-	-	-	10.3	10.3
Debtors and prepayments	-	(20.3)	-	-	-	(34.9)	(55.2)	-	(2.1)	(57.3)
	(1,957.3)	(20.3)	(894.1)	(7,621.0)	(93.2)	(34.9)	(10,620.8)	201.9	312.9	(10,106.0)
Creditors and accrued charges	-	-	-	-	-	84.4	84.4	-	-	84.4
Long term borrowings	-	(141.8)	-	-	-	-	(141.8)	-	-	(141.8)
Derivative financial instruments	-	-	-	-	-	-	-	-	63.8	63.8
Deferred tax liabilities	(9.6)	20.3	-	(187.8)	2,432.7	-	2,255.6	-	-	2,255.6
	(9.6)	(121.5)	-	(187.8)	2,432.7	84.4	2,198.2	-	63.8	2,262.0
Net assets	(1,947.7)	101.2	(894.1)	(7,433.2)	(2,525.9)	(119.3)	(12,819.0)	201.9	249.1	(12,368.0)
Shareholders' funds	(1,906.3)	33.0	(873.0)	(5,494.5)	(2,430.5)	(86.4)	(10,757.7)	201.9	238.5	(10,317.3)
Minority interests	(41.4)	68.2	(21.1)	(1,938.7)	(95.4)	(32.9)	(2,061.3)	-	10.6	(2,050.7)
Total equity	(1,947.7)	101.2	(894.1)	(7,433.2)	(2,525.9)	(119.3)	(12,819.0)	201.9	249.1	(12,368.0)

2. Segment information

(a) Business segments

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Year 2006										
External sales	1,096.4	5,325.5	11,052.4	308.1	2,297.6	1,357.1	2,052.1	421.0	-	23,910.2
Inter-segment sales	182.0	-	1,236.7	-	62.4	-	-	-	(1,481.1)	-
Total turnover	1,278.4	5,325.5	12,289.1	308.1	2,360.0	1,357.1	2,052.1	421.0	(1,481.1)	23,910.2
Segment results	662.6	1,060.4	303.6	119.8	(102.9)	107.4	442.1	50.5	-	2,643.5
Other (charge)/gains	4.3	(162.6)	30.8	(54.5)	759.5	(9.9)	(31.0)	(2,300.5)	-	(1,763.9)
Unallocated corporate expenses										(556.0)
Fair value changes on investment properties										1,462.9
Operating profit before financing costs and income										1,786.5
Financing costs										(1,115.0)
Financing income										541.2
Operating profit										1,212.7
Share of results of										
Associated companies	231.3	(15.9)	108.9	369.9	27.7	-	2.0	(67.1)	-	656.8
Jointly controlled entities	312.6	469.4	328.9	597.0	-	-	(18.6)	(53.1)	-	1,636.2
Profit before taxation										3,505.7
Taxation										(892.6)
Profit for the year										2,613.1
Segment assets	23,989.4	30,229.0	7,041.2	2,291.4	1,631.6	2,477.5	2,276.1	3,748.5	-	73,684.7
Interests in associated companies	2,232.8	1,132.2	1,386.7	1,802.4	2,267.6	-	353.6	209.4	-	9,384.7
Interests in jointly controlled entities	4,054.2	8,971.2	3,800.9	5,185.1	-	-	896.3	434.0	-	23,341.7
Deferred tax assets										106.6
Cash and bank balances										7,642.9
Total assets										114,160.6
Segment liabilities	416.5	5,875.1	4,737.3	367.2	622.0	1,320.5	932.5	1,433.0	-	15,704.1
Gross borrowings										24,489.3
Current and deferred tax liabilities										4,602.7
Total liabilities										44,796.1
Capital expenditure	226.3	282.4	114.8	-	241.5	214.1	53.9	79.2	-	1,212.2
Depreciation and amortisation	39.2	96.7	112.8	96.0	332.9	131.5	176.7	37.0	-	1,022.8
Impairment charge and provision	22.4	177.6	30.0	173.0	216.0	9.9	35.6	2,667.8	-	3,332.3

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Year 2005 (Restated)										
External sales	946.4	3,377.8	8,972.3	239.5	2,563.2	1,120.4	1,845.8	473.8	-	19,539.2
Inter-segment sales	190.3	-	1,067.7	-	52.0	-	-	39.2	(1,349.2)	-
Total turnover	1,136.7	3,377.8	10,040.0	239.5	2,615.2	1,120.4	1,845.8	513.0	(1,349.2)	19,539.2
Segment results	579.4	825.0	(79.1)	41.1	19.8	104.3	350.2	(8.8)	-	1,831.9
Other (charge)/gains	0.9	310.9	-	2,114.7	(87.0)	(3.2)	65.5	(578.7)	-	1,823.1
Unallocated corporate expenses										(431.7)
Operating profit before financing costs and income										3,223.3
Financing costs										(707.3)
Financing income										368.8
Operating profit										2,884.8
Share of results of										
Associated companies	83.3	41.8	154.8	227.7	-	-	(0.2)	(104.6)	-	402.8
Jointly controlled entities	78.2	324.1	287.7	637.0	-	-	(54.3)	(43.7)	-	1,229.0
Profit before taxation										4,516.6
Taxation										(515.3)
Profit for the year										4,001.3
Segment assets	21,284.0	27,704.7	6,389.1	2,502.1	2,845.8	2,153.4	2,428.5	5,419.5	-	70,727.1
Interests in associated companies	2,198.2	1,086.6	1,355.0	1,142.5	-	-	351.0	216.1	-	6,349.4
Interests in jointly controlled entities	3,172.9	9,013.2	3,313.1	5,256.9	-	-	997.8	726.0	-	22,479.9
Deferred tax assets										290.1
Cash and bank balances										12,118.7
Total assets										111,965.2
Segment liabilities	430.2	5,855.2	4,082.5	397.0	998.4	890.6	841.5	621.4	-	14,116.8
Gross borrowings										27,849.9
Current and deferred tax liabilities										4,239.2
Total liabilities										46,205.9
Capital expenditure	138.5	-	66.8	23.1	240.8	94.9	46.7	24.5	-	635.3
Depreciation and amortisation	39.2	97.5	124.0	83.4	375.7	103.7	173.5	31.5	-	1,028.5
Impairment charge and provision	-	110.9	-	86.5	-	3.0	16.5	665.3	-	882.2

(b) Geographical segments

	Turnover HK$m	Segment assets HK$m	Capital expenditure HK$m
Year 2006			
Hong Kong and Southeast Asia	19,143.7	50,556.3	456.5
Mainland China	4,766.5	23,085.7	755.7
North America	–	42.7	–
	23,910.2	73,684.7	1,212.2
Year 2005 (Restated)			
Hong Kong and Southeast Asia	15,208.1	49,951.0	405.4
Mainland China	4,331.1	20,729.2	229.9
North America	–	46.9	–
	19,539.2	70,727.1	635.3

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, segment assets and capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3. Other (charge)/gains

	Year ended 30 June	
	2006	2005
	HK$m	HK$m
Impairment loss on		
Associated companies	(14.9)	(6.8)
Available-for-sale financial assets	(133.2)	–
Deposits paid for joint ventures	(161.4)	–
Intangible assets	(42.5)	(11.8)
Jointly controlled entities	(30.0)	(133.3)
Loans receivable	(1,060.6)	(107.5)
Other investments	–	(558.8)
Deposit for proposed investments	(1,531.2)	(28.9)
Properties held for/under development	(2.6)	(7.2)
Property, plant and equipment, leasehold land and land use rights	(340.7)	(14.9)
Loss on deemed disposal of interests in subsidiaries	(207.7)	(270.2)
Gain on deemed disposal of interests in a subsidiary	82.4	–
Net profit on disposal of		
Associated companies	317.4	–
Available-for-sale financial assets	–	361.3
Jointly controlled entities	17.3	1,112.7
Land use rights and properties	22.7	–
Subsidiaries	1,048.2	731.4
Write down of stocks to net realisable value	(15.2)	(13.0)
Write back of provision for		
Advance to an investee company	60.5	19.9
Associated companies	12.9	87.4
Debtors	–	67.9
Jointly controlled entities	25.9	38.8
Properties held for/under development	–	102.7
Insurance compensation received	–	74.0
Excess of fair value of net assets acquired over the cost of acquisition of		
Additional interests of subsidiaries	–	332.5
Subsidiaries	32.1	46.9
Additional interests of jointly controlled entities	103.4	–
Profit on redemption of convertible bonds	48.0	–
Fair value gain on financial assets at fair value through profit or loss	5.3	–
	(1,763.9)	1,823.1

4. Operating profit

Operating profit of the Group is arrived at after crediting and (charging) the following:

		Restated
	2006	2005
	HK$m	HK$m
Dividend income from listed and unlisted investments	35.5	32.7
Cost of inventories sold	(5,152.8)	(4,017.1)
Depreciation and amortisation	(1,022.8)	(1,028.5)

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the income statement represents:

	2006 HK$m	Restated 2005 HK$m
Hong Kong profits tax	315.8	381.5
Overseas taxation	174.6	40.0
Underprovisions in prior years	99.8	16.8
Deferred taxation relating to fair value changes on investment properties	275.8	-
Deferred taxation relating to the origination and reversal of temporary differences	26.6	77.0
	892.6	515.3

Share of taxation of associated companies and jointly controlled entities for the year ended 30 June 2006 of HK$155.9 million and HK$341.4 million (2005: HK$121.1 million and HK$243.0 million) respectively are included in the income statement as share of results of associated companies and jointly controlled entities.

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit attributable to shareholders of HK$1,059.8 million (2005: HK$2,702.7 million, as restated) and the weighted average number of 3,557.8 million (2005: 3,461.9 million) shares in issue during the year.

7. Debtors and prepayments

Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments.

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which these businesses operate. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants.

Ageing analysis of trade debtors is as follows:

	2006 HK$m	2005 HK$m
Current to 30 days	5,094.7	3,783.2
31 to 60 days	219.1	240.8
Over 60 days	469.4	1,275.6
	5,783.2	5,299.6

8. Creditors and accrued charges

Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	2006 HK$m	2005 HK$m
Current to 30 days	4,231.4	3,921.7
31 to 60 days	476.2	320.8
Over 60 days	1,363.5	1,304.6
	6,071.1	5,547.1

9. Pledge of assets

As at 30 June 2006, HK$19,248.8 million (2005: HK$18,934.4 million, as restated) of total Group's assets were pledged as securities for loans.

10. Contingent liabilities

Except for pending litigations as detailed below, the Group's other contingent liabilities as at 30 June 2006 amounted to HK$6,802.3 million (2005: HK$7,344.2 million).

11. Comparative figures

Certain comparative figures have been restated or reclassified to conform with the current year's presentation.

MODIFIED AUDITORS' REPORT

The Directors would like to notify you that the report of the joint auditors, PricewaterhouseCoopers and H.C. Watt & Company Limited, on the financial statements of the Group for the year ended 30 June 2006, has been modified to draw attention to a fundamental uncertainty. The relevant parts of the auditors' report that have been modified to draw attention to the fundamental uncertainty, as well as the relevant note to the financial statements which explains the fundamental uncertainty in details are quoted as follows:

AUDITORS' REPORT

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the possible outcome of the litigations between New World TMT Limited, a wholly owned subsidiary, and PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and the president and founder of the PrediWave Companies. The future settlement of these litigations might result in the recovery of certain of the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave, or additional liabilities for the commitment and/or loss under the PrediWave Cross-Complaint. Details of the circumstances relating to this fundamental uncertainty are described in note 47 to the financial statements. We consider that the fundamental uncertainty has been adequately accounted for and disclosed in the financial statements and our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

NOTE TO THE FINANCIAL STATEMENTS

47. Pending litigations

In May 2004, NWTMT filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") (the "NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the agreements among the parties. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

In response to the NWTMT Complaint, PrediWave also filed in May 2004 a complaint to the District Court of the Northern District of California in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross-Complaint, PrediWave alleged that

NWTMT had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

On 3 April 2006, NWTMT obtained a writ of attachment against PrediWave and an injunction against the PrediWave Companies, which imposed certain limitations on them in utilising their funds in their banks. In consequence, PrediWave filed on 14 April 2006 a voluntary petition for relief under Chapter 11 with a bankruptcy court in US whereby the writ of attachment against PrediWave was automatically lifted. A trial of the NWTMT Complaint and PrediWave Cross-Complaint was originally scheduled for 19 June 2006 but has since been rescheduled for 23 October 2006.

The directors have been advised by their external legal counsel that the NWTMT Complaint and the PrediWave Cross-Complaint will not be concluded in a short period of time and their outcome is uncertain.

As the directors consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the directors have therefore concluded that a full provision of HK$3,082 million, made in the financial statements for the year ended 30 June 2004, against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the financial statements for the year ended 30 June 2006.

The directors are also of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in these financial statements.

DIVIDENDS

The Directors have resolved to recommend a final dividend of HK$0.20 per share (2005: HK$0.20 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.19 per share with a cash option to shareholders registered on 24 November 2006. Together with the interim dividend of HK$0.13 per share paid in July 2006 total distribution for 2006 would thus be HK$0.33 per share (2005: HK$0.30 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.19 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 24 November 2006.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	17 November 2006 to 24 November 2006
Latest time to lodge transfer with Registrar	:	16 November 2006, Thursday 4:00 p.m.
Address of Registrar	:	Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

BUSINESS REVIEW

HONG KONG PROPERTY DEVELOPMENT

The property market is recovering from the lukewarm atmosphere after the US Federal Reserve stopped raising the interest rate subsequent to 17 consecutive rate hikes. The abundant liquidity of the local banking system enables the banks in Hong Kong to offer attractive mortgage rates, such as HIBOR based, to home buyers. Healthy economic growth, low unemployment rate, growing household income and declining mortgage rate pose a favourable environment for the recovery of property market.

During the period under review, the Group's share of Hong Kong property sales amounted to approximately HK$5.8 billion, up 151% year-on-year. The sales were contributed mainly by The Merton, The Grandiose and 33 Island Road.

The Group now has a landbank of 4.3 million sq.ft. GFA for immediate development and a total of 20.0 million sq.ft. of agricultural land reserve pending conversion.

Development projects	**Attributable GFA (sq.ft.)**
Hong Kong Island	230,343
Kowloon	1,717,156
NT excluding areas pending agricultural land conversion	2,328,963
Total	**4,276,462**

Agricultural landbank by location	Total land area (sq.ft.)	Attributable land area (sq.ft.)
Yuen Long	14,452,000	12,984,000
Shatin/Tai Po	3,424,000	2,538,000
Fanling	2,290,000	2,290,000
Sai Kung	2,624,000	2,070,000
Tuen Mun	120,000	120,000
Total	**22,910,000**	**20,002,000**

The Group is actively discussing with the government on agricultural land conversion and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies. The Group is now closely negotiating with the government on the conversion of two sites at Wu Kai Sha (烏溪沙) and Tai Po Tsai (大埔仔) for development to provide an attributable GFA of around 1.6 million sq.ft.. In addition, the Group is working on the acquisitions of downtown old buildings for redevelopment.

The Group is planning to launch the Deep Bay Grove (深灣畔) in Lau Fau Shan (流浮山) in the fourth quarter 2006. Meanwhile, the Group is expected to launch five projects: Black's Link (布力徑項目), Hunghom Peninsula (紅灣半島), Prince Edward Road West project (太子道西項目), Belcher's Street project (卑路乍街項目) and Ma Tin Road project (馬田路項目) to provide a total GFA of over 2.3 million sq.ft. in the coming months. In addition, the Hanoi Road Redevelopment Project in Kowloon will provide a 491,000-sq.ft. residential portion.

HONG KONG PROPERTY INVESTMENT

During the year under review, the Group's gross rental income in Hong Kong amounted to HK$1,021.8 million, up 7% year-on-year. The Group's commercial portfolio was benefited from the growing local economy and the rising tourist number.

Driven by the strong pedestrian flow from KCR East Tsim Sha Tsui Station and the Avenue of Stars, both occupancy and the rental rate for New World Centre grew satisfactorily.

Hong Kong's buoyant economy and the expanding scope of CEPA have created higher demand for office space. Both the occupancies and the rental rates of our office portfolio are expected to be further benefited.

The rising number of visitors to Hong Kong has enhanced the rental rates in prime tourist areas, like Tsim Sha Tsui. The 1.1 million sq.ft. GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which is scheduled to complete in 2008 and has a 340,000 sq.ft. shopping mall with direct access to MTR Tsim Sha Tsui Station and KCR East Tsim Sha Tsui Station, will further enhance our rental portfolio.

HOTELS

The visitor arrivals to Hong Kong in the first half of 2006 reached above 12 million, up 11.1% year-on-year. Our hotel operations were benefited from the rising visitor number. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel, recorded an average occupancy of 85% and a 20% growth in average room rate achieved during the period under review.

The Group's hotels in China achieved a satisfactory growth in both the occupancy and room rate. Our four hotels in Southeast Asia have a moderate growth in contribution.

To further capture the booming tourist demand, the Group will build three more hotels in Hong Kong located at Hanoi Road Redevelopment Project, the KCR University Station and the New World Centre Extension respectively.

New World Hotel Shenyang re-opened in September after renovation. The Group now has two hotels in Wuhan and Dalian under construction and both are expected to be completed in 2007.

NWS HOLDINGS LIMITED ("NWSH")

Infrastructure

The operating performance of Infrastructure division, including energy, roads, water and ports businesses, provided a sustainable contribution to the Group in FY2006.

During the period under review, the performance of the energy business was stable and presented a solid contribution. The combined electricity sales of Zhujiang Power Plants in FY2006 increased slightly by 1%. Aggregate sales revenue for the year grew by 5% as benefited not only by rise in electricity sales but also a tariff increment introduced in May 2005.

With an 11% increase in electricity sales, the overall performance of Macau Power continued to be satisfactory but its contribution to the Group's profit remained stable as a result of profit control scheme restrictions.

The overall performance of road business recorded a strong growth during the period under review. Performance of projects within the Pearl River Delta region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road increased by 13% in FY2006. Wuhan Airport Expressway and Tangjin Expressway (Tianjin North Section) posted a moderate growth in contribution.

The Group continues to consolidate its portfolio and divest investments generating lower than expected returns. During FY2006, the Group's interest in Roadway No. 1906 (Qingcheng Section) and Hui-Ao Roadway were disposed of.

Commencement of operations of Tianjin Tanggu Water Plant and Shanghai SCIP Water Treatment Plants in early 2005 and the strong performance of Chongqing Water Plant made an increase in profit contribution from water business.

The average daily water sales volume of Macau Water Plant increased by 6% year-on-year. To cope with the increasing water demand, Macau Water Plant had scheduled an extension of its existing treatment capacity.

Service

In FY2006, there is a significant increment in the contribution from the service operations. It was not only due to the turnaround of the contracting operation from the loss in previous year. Other businesses in service operations also achieved satisfactory contribution.

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result in FY2006. More than 1,300 events were held during the year serving over 4.9 million guests. Its average occupancy rate achieved a record high of 58%, up by 5% due to the positive impact of the Sixth WTO Ministerial Conference held in December 2005. The Atrium Link expansion construction has commenced in August 2006 and will be completed in 2009. After completion, HKCEC will have 30% additional exhibition space, making a total of 83,400 sq.m..

ATL Logistics Centre benefited from the recovery of local economy and booming Mainland China market. It recorded a steady profit with average occupancy rate reaching 96% in FY2006.

In FY2006, the contracting operation achieved satisfactory results with a turnaround from a loss in FY2005 to a profit. The significant improvement in operating results is due to a combination of factors including effective cost control measures and increased volume of work.

The transport industry has been continuously suffering from the escalating fuel prices which have, on average, increased by nearly 30% over the period under review. In addition, other cost factors such as tunnel tolls, vessel maintenance costs and increase in interest rates were also working against the profits of the year. Our transport business will continue to implement all possible cost reduction measures through better resources allocation and utilization.

Urban Property Management Group ("Urban Group") contributed a stable profit to the Group despite tough market competition and maintained a clientele of over 165,000 residential units under management. Urban Group continued to explore market opportunities in Mainland China.

On 28 September 2006, NWSH entered into a joint venture agreement to establish a Sino-foreign equity joint venture enterprise in Mainland China (the "JV Enterprise"). The JV Enterprise will participate in developing and operating large-scale pivotal rail container terminals in Mainland China and the total investment cost will be approximately HK$11.5 billion. NWSH will have a 22% interest in the JV Enterprise and is required to pay approximately HK$0.9 billion as its portion of the JV Enterprise's registered capital and provide financial support for any possible financing arrangement in proportion to its interest in the JV Enterprise up to approximately HK$1.6 billion.

NEW WORLD CHINA LAND LIMITED ("NWCL")

During the year under review, 765,774 sq.m. GFA were sold to generate gross proceeds of approximately HK$4.2 billion. 707,043 sq.m. GFA of development properties and 356,000 sq.m. GFA of investment projects were completed in FY2006. The total inventory as at 30 June 2006 amounted to 384,796 sq.m. GFA.

NWCL expects to complete around one million sq.m. GFA of properties in FY2007. From July to September 2006, NWCL sold and pre-sold approximately 320,000 sq.m. GFA .

Branding becomes more and more important in the China property market. NWCL brand is now well-recognised by the local home buyers. NWCL has been certified and selected into the China's real estate company brand value research top ten list by the "China Real Estate Top 10 Research Team" for two consecutive years, and was awarded the "2006 Leading Company Brand in China Real Estate" this year. Meanwhile, NWCL was awarded "2006 China Blue Chip Real Estate Corporation" in September 2006.

NEW WORLD MOBILE HOLDINGS LIMITED ("NWMH")

The merger between New World Mobility and Telstra CSL Limited was completed on 31 March 2006. Immediately after the completion of the merger, NWMH has 23.6% shareholding in the merged company, CSL New World Mobility Limited, which continues to operate the mobile telecommunications businesses of the merged entity. The Group has booked an effective gain of HK$555.4 million for this transaction.

During the period under review, NWMH acquired New World Cyberbase Solutions ("NWCS") which is principally engaged in mobile Internet business in Mainland China. Multimedia messaging service ("MMS") product and wireless application protocol ("WAP") services are the major contributors to NWCS's revenue. NWCS spent more sales and marketing efforts to enhance market presence. As at 30 June 2006, number of monthly subscribers reached over 270,000, of which over 90% being MMS and WAP subscribers. Product portfolio was enriched to retain and attract subscribers.

NEW WORLD TELECOMMUNICATIONS LIMITED ("NWT")

To cope with the new competition landscape, NWT has transformed from a traditional telecom carrier into a next generation IP and telecom service provider, offering a portfolio of voice, data and content services to both business customers and consumers. During the year under review, various data business and IP based services, namely "Search 'n Click", "NWT Hosted Exchange" and "PC Defense", were launched to the market. "Search 'n Click" is a search marketing service which has received overwhelming responses from local enterprises. "NWT Hosted Exchange" is the first managed e-mail service in Hong Kong, and "PC Defense" is an easy-to-use and flexible managed security service.

NEW WORLD DEPARTMENT STORES LIMITED ("NWDS")

NWDS benefited from the growing consumer market in Mainland China. Total sales proceeds in FY2006 amounted to HK$4.9 billion, up 28% year-on-year. NWDS's segment result amounted to HK$107.4 million. New accounting principle is adopted to have payments made under operating leases charging to the profit and loss account on a straight-line basis over the lease periods. In effects, HK$50 million more was charged as expenses. Otherwise, the segment result should have been over HK$150 million.

As at the end of June 2006, NWDS's operations expanded to 21 stores across 11 cities in Mainland China and Hong Kong with a total GFA of 596,680 sq.m.. During the year under review, four stores were opened in Lanzhou (蘭州), Wuhan (Wuchang) (武漢武昌), Shanghai (Minhang) (上海閔行) and Shenyang (Zhonghua Road) (瀋陽中華路) respectively.

After the end of FY2006, three new stores were opened in Chongqing (重慶), Changsha (長沙) and Wuhan (Hankou) (武漢漢口) to add 114,000 sq.m. of store area. The Group plans to open four new stores in 2007 with a total store area of 131,500 sq.m..

NEW WORLD CHINA ENTERPRISES PROJECTS LIMITED ("NWCEP")

During the period under review, NWCEP invested into Shinhint Acoustic Link Holdings Limited ("Shinhint"), a Hong Kong based integrated manufacturing service provider for ODM/OEM production of electro-acoustic consumer products and Hembly International Holdings Limited ("Hembly") which is principally engaged in provision of supply chain services for its supply of apparel and accessories to international brand apparel makers. Shinhint and Hembly were successfully listed on the Hong Kong Stock Exchange on 14 July 2005 and 13 July 2006 respectively. NWCEP currently holds 5.438% of Shinhint and 12.08% of Hembly. NWCEP continues to look into pre-IPO investments.

NEW WORLD TMT LIMITED ("NWTMT")

The privatization of NWTMT has been approved in the NWTMT EGM held on 13 January 2006. The withdrawal of listing of NWTMT was effective from 21 February 2006.

Following the default in repayment of the deposits for the fibre optic backbone network, loans and other amounts owing to NWTMT by the owners of the fibre optic backbone network totalling approximately HK$2.1 billion together with accrued interest (the "Total Amount") in May 2006, a full provision has been made against the Total Amount as at 30 June 2006.

The PrediWave litigation is in progress and the court trial is scheduled to commence on 23 October 2006.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt (HK$ million)	**FY2006**	**Restated FY2005**
Consolidated net debt	14,963.8	13,921.9
NWSH (stock code: 0659)	1,980.6	2,333.5
NWCL (stock code: 0917)	3,098.4	(1,032.6)
NWMH (stock code: 0862)	(27.7)	(14.0)
Net debt (exclude listed subsidiaries)	9,912.5	12,635.0

During the year, 107,000,000 shares of HK$1.00 each were issued at HK$11.50 per share to repay part of the Group's bank loans and to strengthen the capital base and the financial position of the Group. As at 30 June 2006, the Group's cash and bank balances stood at HK$7,642.9 million and the consolidated net debt amounted to HK$14,963.8 million (2005: HK$13,921.9 million, as restated). The net debt to equity ratio was 21.6%, an increase of 0.4% as compared with FY 2005. This increase was mainly due to land bank acquisition for development purpose.

The Group's long term borrowing and short term borrowing as at 30 June 2006 were HK$21,678.3 million and HK$928.4 million respectively. Cash and bank balances as at 30 June 2006 amounted to HK$7,642.9 million. The maturity of long term borrowing as at 30 June 2006 is as follows:

	HK$ million
Within one year	6,794.8
In the second year	6,395.4
In the third to fifth year	8,342.1
After the fifth year	146.0
	21,678.3

Equity of the Group as at 30 June 2006 increased to HK$69,364.5 million against HK$65,759.3 million as at 30 June 2005, as restated.

OUTLOOK

The China 11th Five-Year Plan (2006-2010) embraced Hong Kong into the country's overall development framework, further strengthening the cooperation between Hong Kong and inner cities. It also emphasizes the importance of reinforcing Hong Kong's reputation as the world's leading finance, trading and shipping centre. This shows the central government's full support to Hong Kong by paving the way to an immense room of development.

This new national plan is the first time Hong Kong is being included in the China development roadmap. The inclusion does not just confirm the status of Hong Kong, but also signifies the close ties between Hong Kong and the rest of the country.

Starting from the second half of 2005, the Hong Kong property market was lukewarm. However, it is gradually warming up primarily due to four favorable factors: (1) healthy economic growth; (2) low unemployment rate; (3) growing household income; (4) declining mortgage rate.

GDP increased by a healthy 5.2% in real terms in the second quarter of 2006 over a year earlier. Unemployment rate of June-August 2006 is 4.8%, the lowest in last five years. Private median monthly household income rose 9.5% in the second quarter of 2006 to HK$23,000. Mortgage rate offers changed from prime-minus to HIBOR-plus based, representing almost a one percentage point reduction.

The higher affordability and favorable environment should trigger the gradual release of the pent-up demand from the end users. The Group will gradually launch over 3,000 residential units and other high-value projects by phases in the coming months while also expanding our land reserve in a prudent manner.

Vigorous commercial activities pose strong demand of office spaces in prime districts. In effect, our office portfolio in Central and Tsim Sha Tsui is having positive rental reversion. At the same time, rising number of business travellers and tourist to Hong Kong benefits the Group's retail portfolio and hotel operations.

While enjoying the merits of Hong Kong, the Group is expanding its business in Mainland China which is now one of the key economies in the global village. Our property flagship, NWCL, has speeded up the realisation of our land reserve and has started to expand to second tier cities with a better margin outlook.

At the same time, NWSH is actively looking for new infrastructure investment opportunities. The recent moves include participating in the China Rail Container Terminals Project (中國鐵路集裝箱中心站項目) across China; exploring new water treatment business in Chongqing (重慶); and developing multi-purpose Wenzhou Zhuangyuan Ao New World International Terminals (溫州狀元嶴新創建國際碼頭).

NWDS currently has around 710,000-sq.m. total store area under management. From July to September 2006, three more new stores were opened in Chongqing, Changsha (長沙) and Wuhan (Hankou) (武漢漢口). The Group plans to open four new stores in 2007.

The Group, together with Hong Kong, should not just be a gateway to Mainland China, but an engine to drive the growth of the country.

EMPLOYEES

The Group has over 53,000 employees at 30 June 2006. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWCL, NWSH and NWMH options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWCL and/or NWSH and/or NWMH.

AUDIT COMMITTEE

The Audit Committee was established in accordance with requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee has reviewed the systems of internal control and the consolidated financial statements for the year ended 30 June 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules for the year ended 30 June 2006 except for the following deviations.

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 53,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 10 October 2006

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG

Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

"Please also refer to the published version of this announcement in The Standard."